Exhibit 99.1

Commtouch Reports 27% Revenue Increase for Full Year 2011

•     Operating Cash Flow for the Fourth Quarter 2011 Reached $2.2 Million

•     Year End Total Cash Balance Reached $20.9 Million

Sunnyvale, Calif. – February 14, 2012 -- Commtouch® (NASDAQ: CTCH), a leading cloud-based Internet security provider, today announced its fourth quarter and full year results, for the period ending December 31, 2011.

Fourth Quarter and Full Year 2011 Financial Highlights:

•	Revenues for 2011 increased by 27% to $23.0 million, compared to $18.2 million in 2010. Revenues for the fourth quarter of 2011 increased by 11% to $6.0 million, compared to $5.4 million in the fourth quarter of 2010.
•	Net income for 2011 in accordance with US Generally Accepted Accounting Principles (US GAAP) was $4.6 million, compared to net income of $4.4 million in 2010. For the fourth quarter of 2011, US GAAP net income was $1.3 million compared to net income of $1.7 million in the fourth quarter of 2010. GAAP net income in the fourth quarter of 2011 included a tax benefit of $1.2 million stemming from an increase in the deferred tax asset, compared to a tax benefit of $1.0 million in the fourth quarter of 2010.
•	GAAP earnings per diluted share for 2011 were $0.19, compared to $0.18 for 2010. GAAP earnings per diluted share for the quarter were $0.05, compared to $0.07 in the fourth quarter of 2010.
•	Non-GAAP net income for 2011 increased by 18% to $6.4 million, compared to $5.4 million in 2010. Non-GAAP net income for the fourth quarter of 2011 increased by 16% to $1.7 million, compared to $1.4 million for the fourth quarter of 2010.
•	Non-GAAP earnings per diluted share for 2011 were $0.26, an increase of 18% percent, compared to $0.22 for 2010. Non-GAAP earnings per diluted share for the quarter were $0.07, an increase of 17%, compared to $0.06 for the fourth quarter of 2010.
•	Deferred Revenues (long-term and short-term) as of December 31, 2011 were $3.8 million compared to $4.1 million in deferred revenues as of September 30, 2011.
•	Cash as of December 31, 2011 was $20.9 million, compared to $13.4 million as of December 31, 2010.

•	Operating cash flow for 2011 was $6.7 million, compared to operating cash flow of $4.3 million in 2010. In the fourth quarter of 2011, operating cash flow was $2.2 million, compared to $0.8 million in the fourth quarter of 2010. During the fourth quarter of 2011, options were exercised for approximately $1.1 million.

“We are pleased with our results and performance in 2011,” said Shlomi Yanai, Commtouch’s chief executive officer. “We continue to see growth in our top and bottom lines and a significant increase in cash. Our strong financial position will enable us to expand and accelerate our future plans.”

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

2011 Business Highlights:

Business highlights for 2011 include:

•	Integration of Command Antivirus® into Commtouch’s current business, and ramping up of antivirus sales to the company’s existing and new customers.
•	Growth in service provider demand for Commtouch’s solutions, with a focus on Outbound Spam Protection and antivirus. New deals signed globally include those with Cox, Hostway, Superb Internet and one of the top three European hosting providers.
•	Launch of new products, including version eight of Commtouch’s technology, which simplifies management of its security solutions; a new URL filtering solution for mobile, which provides real-time protection for mobile device users browsing the Web; and the industry’s first unified engine combining email security, Web filtering and antivirus, which enhances performance, reduces integration time and increases customers’ ROI.
•	Continued investment in the company’s worldwide cloud infrastructure to enable superior detection services for Commtouch’s customers.

During the fourth quarter of 2011, Shlomi Yanai was appointed as the Company’s CEO, and Todd Thomson was appointed to the board of directors. In December 2011, Amir Lev completed his service to the board of directors, and during 2012, he will be winding down his activities as CTO and President of the company. In addition, James Hamilton was appointed to the board of directors this week.

“We see growing demand for Internet security solutions based on Commtouch’s offerings,” Mr. Yanai continued. “The leading growth drivers include the increasing usage of mobile devices in the enterprise and escalating cyber security threats.

“In the three months since I joined the company, I have gained more extensive knowledge of Commtouch’s significant technological and business assets. These include a robust cloud infrastructure that is the basis for our services, and a market-leading customer base. Given market demand and our in-house capabilities, we expect to continue our double-digit revenue growth in 2012.”

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization and impairment of acquired intangible assets, deferred taxes, acquisition related costs and adjustments to earnout obligation related to the Command antivirus acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, February 14, 2010, at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

US Dial-in Number: 1 888 668 9141

Israel Dial-in Number: 03 918 0609

International Dial-in Number: +972 3 918 0609

at:

10 a.m. Eastern Time, 7 a.m. Pacific Time, 3 p.m. UK Time, 5p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s website at www.commtouch.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Commtouch’s website.

About Commtouch

Commtouch® (NASDAQ: CTCH) safeguards the world’s leading security companies and service providers with cloud-based Internet security services. Real-time threat intelligence from Commtouch’s GlobalView™ Cloud powers its Web filtering, email security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Information about Commtouch can be found at www.commtouch.com or by writing to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks, of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the company’s expectation of double digit growth for 2012, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact

Ron Ela

Chief Financial Officer

Tel: (US) 650-864-2291

        (Int’l) +972-9-863-6813

ron.ela@commtouch.com

US Investor Relations Contact

Ehud Helft / Kenny Green

CCG Investor Relations

Tel: (US) 646-201-9246

        (Int’l) +972-3-607-4717

commtouch@ccgisrael.com

Israel Investor Relations contact

Iris Lubitch

EffectiveIR

Tel: 972-3-566-4007

Iris@EffectiveIR.co.il

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Audited

Revenues	$5,950	$5,377	$23,016	$18,161

Cost of revenues	1,124	904	4,091	2,918

Gross profit	4,826	4,473	18,925	15,243

Operating expenses:

Research and development	1,444	1,202	5,410	3,397

Sales and marketing	1,639	1,389	5,486	4,575

General and administrative	1,615	1,192	4,721	3,911

Total operating expenses	4,698	3,783	15,617	11,883

Operating profit	128	690	3,308	3,360

Financial expenses, net	23	52	27	55

Income before taxes	105	638	3,281	3,305

Income taxes , net	(1,170)	(1,029)	(1,317)	(1,098)

Net income attributable to ordinary and equivalently participating shareholders	$1,275	$1,667	$4,598	$4,403

Earning per share- basic	$0.05	$0.07	$0.19	$0.19

Earning per share- diluted	$0.05	$0.07	$0.19	$0.18

Weighted average number of shares outstanding:
Basic	23,854	23,565	23,620	23,575

Diluted	24,828	24,767	24,654	24,874

COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit	$128	$690	$3,308	$3,360
Stock-based compensation (1)	365	470	1,230	1,468
Other acquisition related costs (2)	—	30	53	301
Amortization and impairment of intangible assets (3)	628	119	1,003	158
Executive terminations (4)	343	173	343	173
Adjustment to earnout obligation (5)	200	—	396	—

Non-GAAP operating profit	$1,664	$1,482	$6,333	$5,460

GAAP net income	$1,275	$1,667	$4,598	$4,403
Stock-based compensation (1)	365	470	1,230	1,468
Other acquisition related costs (2)	—	30	53	301
Amortization and impairment of intangible assets (3)	628	119	1,003	158
Executive terminations (4)	343	173	343	173
Adjustment to earnout obligation (5)	240	—	541	—
Income taxes (6)	(1,198)	(1,029)	(1,385)	(1,098)

Non-GAAP net income	$1,653	$1,430	$6,383	$5,405

GAAP earnings per share	$0.05	$0.07	$0.19	$0.18
Stock-based compensation (1)	0.01	0.02	0.05	0.06
Other acquisition related costs (2)	—	0.001	0.002	0.01
Amortization and impairment of intangible assets (3)	0.025	0.005	0.041	0.01
Executive terminations (4)	0.01	0.01	0.01	0.01
Adjustment to earnout obligation (5)	0.01	—	0.02	—
Income taxes (6)	(0.048)	(0.042)	(0.056)	(0.04)

Non-GAAP earnings per share	$0.07	$0.06	$0.26	$0.22

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	24,828	24,767	24,654	24,874

(1) Stock-based compensation
Cost of revenues	$7	$9	$24	$38
Research and development	76	85	294	316
Sales and marketing	83	91	355	373
General and administrative	199	285	557	741

	$365	$470	$1,230	$1,468
(2) Other acquisition related costs
Cost of sales	—	—	—	$271
General and administrative	—	30	53	30

	—	$30	$53	$301
(3) Amortization and impairment of intangible assets
Cost of revenues	$48	$47	$195	$62
Sales and marketing	580	72	808	96

	$628	$119	$1,003	$158
(4) Executive terminations
Research and development	$82	—	$82	—
General and administrative	261	173	261	173

	$343	$173	$343	$173
(5) Adjustment to earnout obligation
Financial expenses (income), net	$40	—	$145	—
General and administrative	200	—	396	—

	$240	—	$541	—
(6) Income taxes
Deferred tax asset - tax benefit	(1,198)	(1,029)	(1,385)	(1,098)

	$(1,198)	$(1,029)	$(1,385)	$(1,098)

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2011	2010
	Unaudited	Audited
	In US$ thousands
Assets:
Current Assets:
Cash and cash equivalents	$20,868	$13,432
Trade receivables	2,838	2,968
Deferred income taxes	1,996	1,940
Prepaid expenses and other accounts receivable	463	384
Total current assets	26,165	18,724

Long-term lease deposits	40	41
Severance pay fund	1,031	1,208
Property and equipment, net	885	920
Deferred income taxes	2,889	1,560
Intangible assets, net	3,505	4,510
Goodwill	3,792	3,792
Investment in affiliate	1,227	1,227
Total assets	39,534	31,982

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	551	550
Employees and payroll accruals	1,215	1,073
Accrued expenses and other liabilities	628	330
Other short term liabilities	3,372	—
Deferred revenues	3,058	3,178
Total current liabilities	8,824	5,131

Deferred revenues	694	964
Other long term liabilities	—	2,831
Accrued severance pay	1,192	1,303
Total liabilities	1,886	5,098

Shareholders’ equity	28,824	21,753
Total liabilities and shareholders’ equity	$39,534	$31,982

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Twelve months ended
	December 31		December 31
	2011	2010	2011	2010
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Audited

Net income	$1,275	$1,667	$4,598	$4,403

Adjustments:
Depreciation	131	153	545	520
Compensation related to options issued to employees	365	477	1,213	1,496
Amortization amd impairment of intangible assets	629	119	1,005	158
Capital gain from sale of fixed assets	—	—	—	(9)

Changes in assets and liabilities:
Decrease (increase) in trade receivables	598	(388)	130	(1,036)
Decrease in deferred taxes	(1,198)	(1,027)	(1,385)	(1,096)
Decrease (Increase) in prepaid expenses and other receivables	55	109	(79)	287
Increase (decrease) in accounts payable	194	(17)	17	138
Increase in employees and payroll accruals, accrued expenses and other liabilities	419	33	981	163
Decrease in deferred revenues	(301)	(315)	(390)	(697)
Increase (decrease) in accrued severance pay, net	59	(9)	66	(10)
Net cash provided by operating activities	2,226	802	6,701	4,317

Cash from investing activities

Change in long - term lease deposits	3	8	1	22
Proceeds from sale of fixed assets	—	—	—	9
Investment in affiliate	—	—	—	(4,600)
Purchase of property and equipment	(104)	(158)	(526)	(568)
Net cash used in investing activities	(101)	(150)	(525)	(5,137)

Cash flows from financing activities

Buyback of outstanding shares	—	(497)	—	(3,820)
Proceeds from options and warrants exercised	1,097	768	1,260	797
Net cash provided by (used in) financing activities	1,097	271	1,260	(3,023)

Increase (decrease) in cash and cash equivalents	3,222	923	7,436	(3,843)
Cash and cash equivalents at the beginning of the period	17,646	12,509	13,432	17,275
Cash and cash equivalents at the end of the period	$20,868	$13,432	$20,868	$13,432